LARGO VISTA GROUP, LTD.
4 5 7 0 CAMPUS DRIVE
NEWPORT BEACH, CALIFORNIA 9 2 6 6 0
9 4 9 - 2 5 2 - 2 1 8 0

August 19, 2005

VIA FAX AND EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426

Dear Mr. Hiller:

This is written in response to the comments and requests made by you and Ms. Lilly Dang in our telephone conversation of August 1, 2005. In addition to the items that Largo Vista Group, Ltd. (“Largo” or the “Company”) agreed in my letter to you dated July 21, 2005 would be addressed in future filings made by the Company, we propose to amend the subject filings to include the disclosures discussed below.

As we discussed, the Company obtained from Shanghai Offshore Oil Group (HK) Co., Ltd. (“Shanghai Oil”) the rights to the revenues generated from Shanghai Oil’s contract with Asiacorp Investment Holdings Ltd. (“Asiacorp”) to obtain and deliver fuel oil to The Peoples Republic of China (“China”). That contract, attached as an exhibit to the Company’s 8-K filed on March 31, 2005 and incorporated by reference into the subject filings, calls for delivery of thirty thousand (30,000) metric tons per month of fuel oil in the first three (3) months of the contract and two hundred thousand (200,000) metric tons per month of fuel oil in the remaining thirty-three (33) months of the contract, for a total commitment of six million, six hundred ninety thousand (6,690,000) metric tons of fuel oil. The Company’s agreement with Shanghai Oil guarantees that the Company will realize a profit of two dollars ($2.00) per metric ton of fuel oil. Although the discount of eighteen dollars ($18.00) per metric ton from the standard pricing of

August 19, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page two

fuel oil in China based on Singapore Platt’s that is provided in the Shanghai Oil contract with Asiacorp would generate much more that this minimum guarantee at today’s prices, the Company has chosen to cite the minimum guarantee in its disclosures. This would generate a minimum of thirteen million, three hundred eighty thousand dollars ($13,380,000) in revenues to the Company over the three (3) year period.

As we also discussed, the Company promised consideration for the assignment of this revenue stream is up to one hundred million (100,000,000) shares of the common stock of the Company, deliverable in equal installments over the three (3) year term of the contract, based on actual deliveries of the fuel oil. In addition, although not set forth in the Shanghai Oil contract itself, I have agreed to provide consulting services to Shanghai Oil which will prove to be very valuable to them in, among other things, identifying customers for the fuel oil as I have developed many contacts in and great knowledge of the market for petroleum products in China. However, because the consulting services are not provided for in the Shanghai Oil contract itself, the Company will account for all funds, if and when received from the sale of the fuel oil as a capital transaction .

Based upon the Company’s discussion of these matters in my letter to you dated July 21, 2005, our telephonic discussion of August 1, 2005 and the discussion above, the Company proposes to amend its subject filings, replacing its disclosures regarding the Shanghai Oil contract with the following:

On March 18, 2005, Largo Vista signed an Agreement and Assignment of Certain Contractual Rights and Benefits (the “Agreement”), with Shanghai Offshore Oil Group (HK) Co., Ltd. (“Shanghai Oil”). Under the Agreement, Shanghai Oil assigned to Largo Vista all of its rights under a prior contract with Asiacorp Investment Holding Ltd. to purchase fuel oil produced in Russia and deliver it to entities in The People’s Republic of China (the “Asiacorp Contract”). The Agreement states that deliveries will begin no later than May 18, 2005 at a rate of thirty thousand (30,000) metric tons per month for three (3) months and continue for the following thirty-three (33) months at a rate of two hundred thousand (200,000) metric tons per month, for a total of six million, six hundred ninety

August 19, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page three

thousand metric tons. The Asiacorp Contract provides that the price paid for the fuel oil will be eighteen dollars per metric ton less than the normal market price of fuel oil in China, which is based on Singapore Platt’s pricing quotations. The Agreement provides that Largo Vista will be guaranteed a minimum payment of two dollars ($2.00) per metric ton, and that Shanghai Oil will continue to be responsible for the logistics and financing of the delivery of the fuel oil. Although the discount provided in the Asiacorp Contract should generate greater profits from the sale of the fuel oil, at the two dollars ($2.00) per metric ton guaranteed in the Agreement, the full amount of fuel oil contemplated to be delivered in the Asiacorp Contract would generate payments to Largo Vista of thirteen million, three hundred eighty thousand dollars ($13,380,000) over the three (3) year period of the Asiacorp Contract. In exchange, Largo Vista will issue to Shanghai Oil one hundred million (100,000,000) shares of Largo Vista’s common stock, to be issued in three increments over the term of the Agreement, based upon Shanghai Oil’s actual deliveries of the fuel oil. Funds received by Largo Vista from the sale of the fuel oil, if any, and the issuance of our common shares, will be accounted for as a capital transaction .As of the date of this amended filing, Largo Vista has not received and nor delivered any oil under the Asiacorp Contract. Largo Vista has not released any of its shares of common stock to Shanghai Oil under the Asiacorp contract. As a result, Shanghai Oil is in default under the terms of the Asiacorp Contract. Largo Vista has formally notified Shanghai Oil of the default and has given Shanghai Oil until August 30 to cure its default. Although Shanghai Oil has assured Largo Vista that Shanghai Oil intends to perform on the contract, notwithstanding the current default, Largo has not independently verified that Shanghai Oil has the means to deliver on the contract and investors should understand that delivery is not certain.

August 19, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page four

In addition, Largo Vista proposes to add the following disclosure to the Subsequent Events section of the amendments to each of the subject filings:

In August 2005, the staff of the Los Angeles office of the Securities and Exchange Commission advised Largo Vista that it had initiated a formal, non-public inquiry.  Largo Vista and its officers have received document subpoenas seeking documents related to the previously announced contract between Largo Vista and Shanghai Oil and trading in the securities of Largo Vista, among other things.

While the Company is confident in its practices, there is a risk that an enforcement proceeding will be recommended by the staff of the Commission as a result of this formal investigation. An enforcement proceeding could include allegations by the SEC that the Company and/or its officers violated, among others, the anti-fraud and books and records provisions of federal securities laws, and the rules thereunder. It cannot be predicted with certainty what the nature of such enforcement proceeding would be, the type of sanctions that might be sought, or what the likelihood would be of reaching settlement. The Company has been and expects to continue to cooperate with the ongoing SEC investigation.

General

The Company acknowledges that:

i. the Company is responsible for the adequacy and accuracy of the disclosures    in its filings;

ii. staff comments or changes to disclosures in response to staff comments do not   foreclose the Commission from taking any action with respect to the filings; and

iii. the Company may not assert staff comments as a defense in any proceeding    initiated by the Commission or any person under the Federal securities laws of    the United States.

August 19, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for quarters ended March 31, 2005
Filed May 11, 2005
File No. 000-31426
Page five

Should you have any questions, please do not hesitate to contact me or the Company’s counsel Mr. Philip J. Englund, 3460 Corte Clarita, Carlsbad, CA 92009, 760-753-7400, fax 760-753-7410. Please copy Mr. Englund on any further correspondence. Thank you.

Very truly yours,

/s/ Deng Shan
Deng Shan
Acting Chief Executive Officer and
Chairman of the Board of Directors